Exhibit 21.01

Subsidiaries of Under Armour, Inc.

Entity	Jurisdiction of Incorporation	Date of Incorporation
Under Armour Canada, Inc.	Canada	10/7/2003
Under Armour Retail, Inc.	Maryland	6/3/2005
Under Armour Hong Kong, LLC	Maryland	12/14/2004
Under Armour Retail of Maryland, Inc.	Maryland	9/21/2004
Under Armour Retail of Virginia, LLC	Virginia	3/31/2005

These companies do not conduct business under any other name.